UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2023 and 2022

Sonoco Retirement and Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Employee Benefits Council of the
Sonoco Retirement and Savings Plan
Hartsville, South Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Sonoco Retirement and Savings Plan (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2020.

South Bend, Indiana
June 26, 2024

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

(in thousands of dollars)	2023	2022
Assets
Investments:
Plan investments at fair value (Note 3 and 4)	$1,371,390	$1,030,623
Plan investments at contract value (Note 3)	157,611	166,235
Total investments	1,529,001	1,196,858

Receivables:
Notes receivable from participants	38,199	28,343
Employer contributions (Note 2)	1,734	1,027
Employee contributions	756	550
Total receivables	40,689	29,920

Net assets available for benefits	$1,569,690	$1,226,778

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2023 and 2022

(in thousands of dollars)	2023	2022
Additions to net assets attributed to:
Net appreciation in fair value of Plan investments (Note 2)	$191,941	$—
Interest and dividends on Plan investments (Note 2)	6,073	4,900
Interest income on notes receivable from participants	2,243	1,365
Contributions:
Employer	48,780	38,268
Employee	67,785	54,014
Rollovers	43,015	4,279
Total contributions (Note 2)	159,580	96,561
Total additions	359,837	102,826

Deductions from net assets attributed to:
Net depreciation in fair value of Plan investments (Note 2)	—	190,274
Distributions to participants	150,305	126,746
Administrative expenses (Note 5)	1,799	1,642
Total deductions	152,104	318,662

Increase/(decrease) in net assets available for benefits before transfers in from other qualified plans	207,733	(215,836)
Transfers in from other qualified plans (Note 1)	135,179	—
Increase/(decrease) in net assets available for benefits	342,912	(215,836)
Net assets available for benefits:
Beginning of year	1,226,778	1,442,614
End of year	$1,569,690	$1,226,778

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following description of the Sonoco Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
Sonoco Products Company (the "Company" or "Sonoco"), a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has approximately 310 locations in 33 countries.

The Plan is a defined contribution retirement plan provided for certain of the Company’s U.S. employees. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”) and is comprised of both an elective and non-elective component.

The elective component of the Plan, which is designed to meet the requirements of Section 401(k) of the Internal Revenue Code, allows participants to set aside a portion of their wages and salaries for retirement and encourages saving by matching a portion of their contributions with contributions from the Company.

Transfers
On January 26, 2022, the Company completed the acquisition of Ball Metalpack LLC, renamed Sonoco Metal Packaging (“Metal Packaging”), a leading manufacturer of sustainable metal packaging for food and household products and the largest aerosol can producer in North America. Pursuant to the Second Amendment to the Restated Sonoco Retirement and Savings Plan, Metal Packaging's retirement plan was merged with the Plan resulting in the transfer of approximately $135,179,000 of assets into the Plan effective January 1, 2023. Approximately 1,500 employees became eligible to participate in the Plan as a result of this acquisition.
Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits upon completion of 30 days of service. Employees at certain union locations may participate after 30 days of service, but only become eligible to receive the Company’s matching and discretionary contributions after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours or completing 3 consecutive Plan years of service in which the employee worked a minimum of 500 hours, depending on the location.

Participant Contributions
Participants can elect to defer up to 100% of eligible gross pay through payroll deductions. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $22,500 and $20,500 in 2023 and 2022, respectively. Participants over age 50 could contribute additional pre-tax contributions up to $7,500 in 2023 and 6,500 in 2022, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions and excluding catch-up contributions, were limited to the lesser of $66,000 or 100% of gross pay in 2023 and $61,000 or 100% of gross pay in 2022. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of sixteen index funds, a Company stock fund (the “Sonoco Stock Fund”), and a Stable Value Fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. The participant can also invest funds in a Self-Managed Account once certain criteria are met. Effective July 1, 2022, the contributions for certain union groups subject to collective bargaining agreements and for nonunion participants contributing less than 10% of their compensation earned was automatically increased by 1% per year until they reach 10% or until subsequently updated at the participant's discretion.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Employer Contributions
The Company matches non-union employee contributions 100% on the first 6% of the participant’s pre-tax and/or Roth contributions as a safe harbor matching contribution. For union participants, the Company's matching contributions are determined in accordance with collectively bargained agreements. All matching contributions are paid in cash or Company common stock, as elected by the Board, and invested in accordance with the participants’ chosen investment allocations. Any changes to the Company's matching contributions require the approval of its Board of Directors.
For union participants, the Company's matching contributions are determined in accordance with collective bargaining agreements and in the U.S. are referred to as Collectively-Bargained Nonelective Employer Contributions ("CBNC"). Participants are able to direct the recordkeeper, Empower Retirement, LLC ("Empower"), to invest CBNC funds in any of the available investment options.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s employer contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer contributions after completing a minimum number of years of service, ranging from three to four years, as specified by the collective-bargaining agreement. The participant’s account is fully payable at retirement with respect to all contributions, including participant and employer matching contributions.

Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in monthly, quarterly, or annual installments of not less than $1,000.
For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $5,000 or less. If a participant is entitled to an automatic benefit payment that is $5,000 or less and does not elect a direct distribution or rollover, the Plan will arrange for a rollover distribution to an individual retirement plan account for the participant. If the vested value is greater than $5,000, distributions may be deferred until the participant reaches the age of 72. If the participant dies and the balance is less than $5,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $5,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 72 for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.
Notes Receivable from Participants
Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the vested account balance - excluding the portion of participant balances attributable to Sonoco Retirement Contributions ("SRCs"), which were generally discontinued during 2021 - or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts, excluding any balances related to the SRCs. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (9.50% at December 31, 2023 and 8.50% at December 31, 2022). Interest rates ranged from 4.25% to 9.50% for the year ended December 31, 2023 and 4.25% to 9.25% for the year ended December 31, 2022. Principal and interest is paid through payroll deductions

Sonoco Retirement and Savings Plan
Notes to Financial Statements

over a period of no more than five years for a personal use note or twenty years for a residential home note. The range of maturity dates for outstanding loans at December 31, 2023 was January 2024 to October 2047. Participants are limited to two outstanding loans at any given time.
Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”
Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances may be used to reduce future employer matching contributions and administrative expenses. For the years ended December 31, 2023 and 2022, forfeitures totaling approximately $63,000 and $550,000, respectively, were used to reduce employer matching contributions. At December 31, 2023 and 2022, the remaining balance in the forfeitures account totaled approximately $164,000 and $674,000, respectively.

CARES Act
The Plan implemented certain changes in 2020 under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") to, among others, allow certain eligible individuals to receive coronavirus-related disbursements and increased loan limits under the Plan and delay certain loan repayments, suspend required minimum distributions and delay the commencement date for required minimum distributions. Relief under the CARES Act was available for all coronavirus-related distributions to qualified participants from January 1, 2020 to December 30, 2020. Participants who received a distribution under the CARES Act had 3 years from the date of distribution to pay the distribution back prior to the December 31, 2023 expiration date.

Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America ("US GAAP").
Contributions
Contributions from the Company are recorded into the Plan's fund accounts in the year and in the amount authorized by the Board. The employer contribution receivable represents amounts authorized at year-end, but not yet received by the Plan.

Employee contributions were $67,785,000 and $54,014,000 for the years ended December 31, 2023 and 2022, respectively. Employee contributions are recorded into the Plan's fund accounts in the year in which they are withheld from employee pay. The employee receivable represents participant contributions earned prior to year-end, but not yet received by the Plan. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Employer matching contributions, including CBNCs, were $48,780,000 and $38,268,000 for the years ended December 31, 2023 and 2022, respectively. Employer receivables for matching contributions, including CBNCs, net of forfeitures, were approximately $1,734,000 and $1,027,000 at December 31, 2023 and 2022, respectively.

Upon commencement of employment, employees are allowed to make rollover contributions into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. During the year ended December 31, 2023, rollover contributions into the Plan were $43,015,000. This amount included $38,808,000 related to the Company's

Sonoco Retirement and Savings Plan
Notes to Financial Statements

acquisitions of the remaining 65% ownership interest in RTS Packaging and a paper mill in Chattanooga, Tennessee from joint venture partner WestRock. These acquisitions allowed approximately 1,100 employees to become eligible for participation in the Company's Plan. During the year ended December 31, 2022, rollover contributions into the Plan were $4,279,000.

Investment Valuation and Income Recognition
Shares of collective trusts are valued at the net asset value of units held at year end. Shares of common stock in the Sonoco Stock Fund are valued at open market values published by the respective stock exchange markets. Individual assets of the Stable Value Fund are comprised of synthetic investment contracts (“SICs”), collective trusts, and as of December 31, 2022 only, a separate account guaranteed investment contract ("GIC"). All security-backed contracts held by the Fund are fully benefit-responsive, which means participant-initiated transactions from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers. All SIC and GIC investments are held in the Stable Value Fund (see Note 3). The Self-Managed Account includes shares of common stock valued at open market values published by the respective stock exchange markets and mutual funds valued at quoted net asset values in their respective active markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net depreciation and net appreciation include the Plan's losses and gains on investments bought and sold as well as held during the year.

Most investments of the Plan are reported at fair value. However, fully benefit-responsive investment contracts held by the Plan are reported at contract value as it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in such investment contracts through its Stable Value Fund.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 and December 31, 2022. Interest income is recorded on the accrual basis.
Payment of Benefits
Benefits are recorded as distributions to participants when paid.
Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the Plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”
New Accounting Pronouncements
During the year ended December 31, 2023, there were no newly issued nor newly applicable accounting pronouncements that have had, or are expected to have, a material impact on the Plan's financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3. Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (the "SIRP Plan"). The plans were merged on December 15, 2012, and the Sonoco Retirement and Savings Plan holds the sole interest in the Master Trust. Although the Master Trust has not been legally dissolved and still exists, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the years ended December 31, 2023 and 2022. In August 2022, Great-West Trust Company, LLC changed its legal name to Empower Trust Company, LLC ("ETC"), which served as the trustee of the Plan under its respective names as of December 31, 2023 and 2022. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan. At December 31, 2023 and 2022, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments.

Stable Value Fund
The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SICs, which are supported by underlying assets owned by the Plan, and collective trusts. These SICs include wrapper contracts that provide a guarantee that the crediting rate will not fall below 0%. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

At December 31, 2022 the Fund also invested in a pooled separate GIC account. The separate GIC account was an investment in a segregated account of assets maintained by an insurance company for the benefit of the investors. Assets underlying the pooled separate account included government securities, private and public mortgage-backed securities, investment grade corporate obligations and interest-bearing cash held for liquidity purposes. The GIC crediting rates were reset quarterly. This rate was 2.38% as of December 31, 2022.

Security-backed SICs and GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:
•material amendments to the Plan’s structure or administration;
•changes to the participating plans’ competing investment options including the elimination of equity wash provisions;
•complete or partial termination of the Plan, including a merger with another Plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;
•the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are

Sonoco Retirement and Savings Plan
Notes to Financial Statements

evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2023	2022
Common Stock and Mutual Funds
Sonoco Stock Fund	$48,087	$50,414
Self-Directed Brokerage Account	10,077	8,830
	58,164	59,244

Collective Trusts
S&P 500 Index Fund	335,432	261,649
S&P Mid-Cap Fund	120,817	101,059
Bond Market Index Fund	106,500	89,235
International Stock Index Fund	116,975	93,668
Russell Small Cap Index Fund	57,724	49,824
SSGA Retirement Date Funds:
SSGA Retirement 2020 Fund	33,431	32,088
SSGA Retirement 2025 Fund	79,738	48,806
SSGA Retirement 2030 Fund	127,164	88,509
SSGA Retirement 2035 Fund	85,782	47,293
SSGA Retirement 2040 Fund	86,859	60,200
SSGA Retirement 2045 Fund	40,413	23,679
SSGA Retirement 2050 Fund	49,039	31,473
SSGA Retirement 2055 Fund	31,272	18,649
SSGA Retirement 2060 Fund	18,493	10,276
SSGA Retirement 2065 Fund	8,247	3,057
SSGA Retirement Income Fund	9,849	8,706
	1,307,735	968,171

Stable Value Fund
Synthetic guaranteed investment contracts	157,611	123,449
Separate account guaranteed investment contract	—	42,786
Collective trusts	5,491	3,208
	163,102	169,443

Total investments	$1,529,001	$1,196,858

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements
Fair-value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2023	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Collective Trusts (a)	$1,313,226	$1,313,226	$—	$—	$—
Company Common Stock (b)	48,087	—	48,087	—	—
Mutual Funds, Common Stock, and Interest-Bearing Cash (c)	10,077	—	10,077	—	—
Total investments reported at fair value	$1,371,390	$1,313,226	$58,164	$—	$—

(in thousands of dollars)	December 31, 2022	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Collective Trusts (a)	$971,379	$971,379	$—	$—	$—
Company Common Stock (b)	50,414	—	50,414	—	—
Mutual Funds, Common Stock, and Interest-Bearing Cash (c)	8,830	—	8,830	—	—
Total investments reported at fair value	$1,030,623	$971,379	$59,244	$—	$—
(a) Collective Trusts consist of the Plan’s investment for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values. There were no unfunded commitments.
(b) Company Common Stock includes investment of shares of Sonoco Stock held in the Sonoco Stock Fund, which is a publicly traded instrument valued using stated market value and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(c) Mutual Funds, Common Stock, and Interest-Bearing Cash include investments held in the Self-Managed Account. In addition to common stock, the Self-Managed Account Fund is also comprised of highly diversified mutual funds and interest-bearing cash held for liquidity purposes. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(d) Certain assets are measured at the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

The Plan currently has no non-financial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in “Net depreciation and net appreciation in fair value of Plan investments” in the “Statements of Changes in Net Assets Available for Benefits.”
Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Note 5.    Related Party and Party-in-Interest Transactions
Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by the investment manager for the fund, SEI Trust Company, which qualifies as a party-in-interest. As the Plan Trustee, ETC issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, the recordkeeper Empower was paid administrative fees throughout the year. Fees paid by the Plan to these parties-in-interest amounted to approximately $1,799,000 and $1,642,000 for the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, the Plan held approximately 860,000 and 830,000 shares, respectively, of common stock of the Company with a fair value of approximately $48,087,000 and $50,414,000, respectively. During the year ended December 31, 2023, purchases and sales of the Company's common stock were approximately $15,438,000 and $14,014,000, respectively. During the year ended December 31, 2022, purchases and sales of the Company's common stock were approximately $8,659,000 and $10,923,000, respectively. During the years ended December 31, 2023 and 2022, the Plan recorded dividend income on the common stock of the Company of approximately $1,784,000 and $1,653,000, respectively, and realized (losses)/gains of approximately $(304,000) and $456,000, respectively.

Note 6.    Tax Status
The Internal Revenue Service (“IRS”) has determined and informed Sonoco ("Plan Administrator") by a letter dated February 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any periods in progress.
Note 7.    Plan Termination and Discontinuance of Contributions
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA, at which point the account balances of the participants will be fully vested.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to the Form 5500:

(in thousands of dollars)	2023	2022
Net assets available for benefits per the financial statements	$1,569,690	$1,226,778
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,951)	(12,335)
Net assets available for benefits per Form 5500	$1,560,739	$1,214,443
The following is a reconciliation of the increase in net assets available for benefits before transfers per the financial statements for the year ended December 31, 2023 to the Form 5500:

Year ended
December 31,
(in thousands of dollars)	2023
Increase in net assets available for benefits before transfers per the financial statements	$207,733
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,384
Increase in net assets available for benefits before transfers per Form 5500	$211,117

Note 9. Subsequent Events

No subsequent events were identified through June 26, 2024, the date these financial statements were issued.

Supplemental Schedules

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2023
EIN: 57-0248420 PN: 026

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: [x]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
x	$651,993A	$—	$—	$—

A Delinquent contributions not corrected for the 2023 Plan year ($648,703) and the 2022 Plan year ($3,290).

Sonoco Retirement and Savings Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2023
EIN: 57-0248420 PN: 026
(dollars in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Common Stock and Mutual Funds
*	Sonoco Products Company	Sonoco Stock Fund		$48,087
*	Empower Retirement	Self-Managed Account		10,077
	Collective Trusts
*	StateStreet Global Advisors	S&P 500 Index Fund		335,432
*	StateStreet Global Advisors	S&P Mid-Cap Fund		120,817
*	StateStreet Global Advisors	Bond Market Index Fund		106,500
*	StateStreet Global Advisors	International Stock Index Fund		116,975
*	StateStreet Global Advisors	Russell Small Cap Index Fund		57,724
*	StateStreet Global Advisors	SSgA Retirement 2020 Fund		33,431
*	StateStreet Global Advisors	SSgA Retirement 2025 Fund		79,738
*	StateStreet Global Advisors	SSgA Retirement 2030 Fund		127,164
*	StateStreet Global Advisors	SSgA Retirement 2035 Fund		85,782
*	StateStreet Global Advisors	SSgA Retirement 2040 Fund		86,859
*	StateStreet Global Advisors	SSgA Retirement 2045 Fund		40,413
*	StateStreet Global Advisors	SSgA Retirement 2050 Fund		49,039
*	StateStreet Global Advisors	SSgA Retirement 2055 Fund		31,272
*	StateStreet Global Advisors	SSgA Retirement 2060 Fund		18,493
*	StateStreet Global Advisors	SSgA Retirement 2065 Fund		8,247
*	StateStreet Global Advisors	SSgA Retirement Income Fund		9,849

	Stable Value Fund
	SEI Trust Company
	Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 3.11%
	Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 3.03%
	Massachusetts Mutual Life Ins. Co.	Synthetic Investment Contract, 2.97%
	Metropolitan Tower Life Ins. Co.	Synthetic Investment Contract, 3.11%
*	SEI Trust Company	Galliard Short Core Fund F		61,750
	SEI Trust Company
	Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 3.11%
	Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 3.03%
	Massachusetts Mutual Life Ins. Co.	Synthetic Investment Contract, 2.97%
	Metropolitan Tower Life Ins. Co.	Synthetic Investment Contract, 3.11%
*	SEI Trust Company	Galliard Intermediate Core Fund L		86,910
*	SEI Trust Company	Short-Term Investment Fund II		5,491
				1,520,050
*	Notes receivable from participants	Notes receivable from participants have interest rates ranging from 4.25% to 9.5%, with varying maturity dates from 2024 to 2047		38,199
				$1,558,249
* Represents a party-in-interest to the Plan
** Cost omitted for participant-directed accounts
(a) Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 26, 2024	By:	/s/ Robert R. Dillard
Date		Robert R. Dillard
Chief Financial Officer